UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020
Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7:

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on May 4, 2020 and May 7, 2020, Seanergy Maritime Holdings Corp. (the “Company”) issued, to certain institutional investors in transactions exempt from registration under the Securities Act of 1933, as amended, certain warrants to purchase its common shares, par value $0.0001 per share, at an exercise price of $0.12 per common share (the “Warrants”).  The common shares issuable upon exercise of the Warrants were subsequently registered for resale by the holders of the Warrants on a registration statement on Form F-3 (File No. 333-238136) which became effective on May 18, 2020.

On the date hereof, the Company entered into a warrant exercise agreement with each holder of the Warrants, pursuant to which such holders agreed to exercise the Warrants, effective on the date hereof, to purchase 40,125,000 common shares, and the Company agreed to reduce the exercise price of the Warrants to $0.09 per common share solely with respect to the exercise of the Warrants pursuant to such agreements.  Except with respect to the exercise of the Warrants on the date hereof pursuant to such agreements, the exercise price and all other terms of the Warrants remain unchanged.  The Company expects to receive aggregate gross proceeds of $3,611,250 as a result of the exercise of Warrants pursuant to such agreements.

Maxim Group LLC acted as financial advisor to the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2020

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer